LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                           767 5TH AVENUE, 47TH FLOOR
                               NEW YORK, NY 10153
                           TELEPHONE NO. 212-702-4300
                              FAX NO. 212-750-5815




Tara Keating, Assistant General Counsel               Direct Dial:  212-702-3365
                                                      Email:  tkeating@sfire.com

                                 April 6, 2010

Ms Mellissa Duru
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Dear Ms Duru:

We transmit herewith via EDGAR for filing with the Securities and Exchange Commission (the "Commission"), on behalf of Dr. Stephen Burakoff, Dr. Alexander
J. Denner, Mr. Carl C. Icahn Dr. Richard Mulligan, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp., (collectively, the "Filing Persons"), Amendment No. 1 to the Preliminary Proxy Statement prepared in connection with the above referenced Schedule 14A filing (together, the "Schedule 14A"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the aforementioned Schedule 14A.

The Schedule 14A has been prepared in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance, dated April 1, 2010 (the "Comment Letter") and is marked to show the changes effected by the Amendment No. 1. The Filing Persons responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter.

For your convenience, a courtesy copy of this letter and the Schedule 14A will be sent to you by Federal Express.

Soliciting  Materials  filed  February  23,  2010
-------------------------------------------------

1. We note the statements made by Mr. Icahn in soliciting materials filed on February 23, 2010. Please revise your proxy statement to provide further clarity to Mr. Icahn's statement that the Icahn Parties' nominees intend to "fix what is broken".

     The proxy statement has been revised as follows:

     "The Icahn Parties believe that Genzyme's inability to fully manufacture and supply certain of its products leads to the conclusion that the manufacturing system at Genzyme is 'broken.' This conclusion is further evidenced by Genzyme's subsequent announcement of the Food and Drug Administration's enforcement action. As Board members, the Nominees will work, subject to their fiduciary duties, to understand and then help Genzyme correct what they believe is 'broken.'"

2. Please advise us of the basis for the statement that many, shareholders have advised the Icahn Parties of their lack of faith in the Board and belief that a "major shake-up in [Board] composition" is warranted.

     Dr. Denner has spoken with Shareholders at various meetings and conferences and has also received a number of telephone calls from Shareholders who have indicated to Dr. Denner that they are disaffected with Genzyme and believe a change in Board composition is warranted.

PREC  14A  filed  March  23,  2010  Cover  Letter
-------------------------------------------------

3. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

     Dr. Denner's accomplished record in "improving the operations, research and development of biotech companies, "; and,

     Mr. Icahn's "extremely impressive, long record of bringing value to shareholders"

     Where the basis of support is other documents such as the reports and articles you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

     The proxy statement has been revised as follows:

     The statements have been deleted.

4. The address provided for the company does not appear to be correct. Please revise.

     The proxy statement has been revised as follows:

     "...Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts
     02142"

General
-------

5. Please revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

     The first page of the proxy statement and the form of proxy have been clearly marked as "Preliminary Copies."

6. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, please disclose the total amount and percentage of shares beneficially owned by the Icahn Parties in accordance with Item 5(b)(iv) of Schedule 14A.

     The proxy statement has been revised accordingly.

7. Please supplement your disclosure to succinctly describe the relationship between the participants. For example, disclose all prior relationships between or amongst each of the participants that led to the current solicitation. In this regard, we note the overlap in time periods served by the nominees at various companies within the industry.

     The proxy statement has been revised as follows:

     "Dr. Denner and Mr. Icahn have no prior relationships with Dr. Burakoff. Dr. Burakoff was a professor at Harvard Medical School during Dr. Mulligan's tenure at Harvard Medical School.

     Drs. Denner and Mulligan currently serve on the Board of Directors of Biogen Idec Inc. ("Biogen") and Enzon Pharmaceuticals, Inc. ("Enzon"). Drs. Denner and Mulligan were elected to the Board of Directors of Biogen Idec Inc. at the 2009 Annual Meeting of Stockholders following their nomination by entities affiliated with Mr. Icahn. In January 2009, representatives of Mr. Icahn and his affiliated entities, suggested Drs. Denner and Mulligan as potential directors to the Board of Directors of Enzon. Drs. Denner and Mulligan were subsequently nominated on Enzon's board slate of directors and elected at the 2009 Annual Meeting of Stockholders.

     Drs. Denner, Mulligan and Mr. Icahn served together on the Board of Directors of ImClone Systems Incorporated ("ImClone"). Following discussions in April 2006 between ImClone and Mr. Icahn, a then stockholder of ImClone, Dr. Denner, who was not then employed by affiliated entities of Mr. Icahn, was appointed to the Board of ImClone. In August 2006, representatives of ImClone offered to nominate on management's slate of directors, Mr. Icahn, Dr. Denner, then an employee of entities affiliated with Mr. Icahn, and two persons recommended to ImClone by Mr. Icahn, including Dr. Richard Mulligan, and all of such nominees were subsequently elected at the 2006 Annual Meeting of Stockholders."

     Proposal 1
     ----------

8. Although the Icahn Parties urge shareholders to vote for their slate of nominees, there is no discussion in the proxy statement outlining the reasons why the Icahn Parties are proposing the nominees at this particular point in time and/or the nominees' intended plans. Please revise to describe any plans the nominees have for the Company if elected, If none, so state. In this regard, please note our previous comment regarding Mr. Icahn's statement that the nominees intend to "fix what is broken".

     The proxy statement has been revised as follows:

     "Given that the Icahn Parties believe that the Company has not yet been able to cure, among other things, its severe manufacturing and supply problems, the Icahn Parties believe that a change in Board composition at Genzyme is necessary to bring new ideas and ways of looking at problems to the existing Board. The Nominees are committed to the best interests of all Genzyme Shareholders and intend to work to correct the problems associated with manufacturing and to improving shareholder value. The Nominees are unable to fully formulate specific plans with respect to the Company as they are not privy to non-public information regarding Genzyme's manufacturing problems. The Icahn Parties believe that the Nominees, based upon their vast experiences as disclosed herein, can help to effect positive change at the Company by working with the other Board members and management in correcting these problems and improving shareholder value."

9. Given that your nominees if elected, would constitute only a minority of the Board, please revise your disclosure throughout and clarify that their election to the Board would not necessarily have any bearing on the ability to effect change at the company or what is broken" as stated by Mr. Icahn in his February 23, 2010 statement.

     The proxy statement has been revised as follows:

     "If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company."

10. With a view towards possible revised disclosure, supplementally advise us of the consideration given to the applicability of Section 8 of the Clayton Act and the limitations, if any, on the ability of a nominee who is currently a director of a competitor company, to serve on the Genzyme Board. In this regard, we note that Messrs. Icahn, Mulligan and Denner are on the Board of Directors of what appears to be a competitor company (Biogen Idec, Inc.). Please advise.

     Mr. Icahn is not a member of the Board of Directors of Biogen Idec, Inc.

     We have been advised by anti-trust counsel as follows:

     Section 8 of the Clayton Act is a long standing, statutory prohibition on interlocking directorates between competing corporations, with notable exceptions including one for competing sales below a certain threshold. The prohibitions are designed to prevent the facilitation of anticompetitive coordination and information exchanges through simultaneous officer or board membership between competing corporations. Under the statute, no person, or representatives of the same person or entity, is permitted to serve simultaneously as a director or officer of competing corporations (with some exceptions for financial institutions) such that the elimination of competition by agreement between the corporations would constitute a violation of the antitrust laws. Because of the minimal impact on competition likely to flow from interlocks where the competitive sales of the corporations are sufficiently small, Section 8 does not apply where the total competitive sales of either corporation are de minimis. Competitive sales are defined in the statute as "the gross revenues for all products and services sold by one corporation in competition with the other" based on gross revenues in the corporation's last completed fiscal year. The threshold for de minimis competitive sales is adjusted annually and is currently sales of less than either $2,584,100 or sales below 2% of one of the companies' total sales. There is also a carve out to Section 8 of the Clayton Act, where the competitive sales of each of the corporations represent less than 4 percent of its total sales. Based upon the foregoing, it is the Icahn Parties' belief that any sales of competing products would be below the de minimis exception because no existing products were approved for competing use at the end of the last fiscal year. Moreover, the statute permits directors and officers whose appointment was not prohibited to continue to serve for up to one year after the Section 8 thresholds are exceeded. Accordingly, any overlapping directors would in any event be able to serve out their term as directors.

11. Please see our prior comment. It would appear that the nominees serve on the Boards of companies in the same industry as Genzyme and/or are in management positions at such companies. Please provide a specific statement as to whether such service presents conflicts of interest and if so, how the nominees would balance such potential conflicts if elected to the Board. Further, please disclose the nominees' intentions, if elected, to fulfill their distinct fiduciary obligations to each entity on whose board they serve.

The Icahn Parties do not believe a conflict of interest exists arising from having membership on the Board of Directors of Biogen and Genzyme. The nominees are aware that if elected they will have fiduciary obligations to Genzyme regardless of any other affiliations. The Nominees intend to fulfill their distinct fiduciary obligations to each entity on whose board they serve. Additionally, to the extent there are conflicts, the Nominees intend to take measures to otherwise alleviate the conflict including, if necessary, recusal with respect to the specific conflict.

12. We refer you to Item 401 (e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/fina1/2009/33-9089.pdf. Please disclose the particular qualifications of each nominee considered for the Board that led the Icahn Parties to conclude that they would be suitable for election to the Genzyme Board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is not sufficient. For example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

     The proxy statement has been revised to add the following disclosure to each Nominee's biographical description, respectively:

     "Dr. Burakoff is a highly accomplished research oncologist. Based upon Dr. Burakoff's medical background and education, the Icahn Parties believe that Dr. Burakoff has the requisite set of skills to serve as a Board member of Genzyme."

     "Based upon Dr. Denner's experience of overseeing the operations, research and development of biopharmaceutical companies; service on boards of biopharmaceutical companies; financial background, including with respect to biotechnology companies; and education, the Icahn Parties believe that Dr. Denner has the requisite set of skills to serve as a Board member of Genzyme."

     "Mr. Icahn is internationally recognized as a leading financier and is generally known for his financial acumen. Mr. Icahn has had a long career of serving on boards of many companies and his focus on various means of enhancing shareholder value for those companies. Based upon Mr. Icahn's financial experience and expertise, the Icahn Parties believe that Mr.
     Icahn has the requisite set of skills to serve as a Board member of Genzyme."

     "Based  upon  Dr.  Mulligan's  expertise  in  genetics  and  gene  therapy;
     experience in overseeing the operations, research and development of biopharmaceutical companies; service on boards of biotechnology and/or biopharmaceutical companies; and his education, the Icahn Parties believe that Dr. Mulligan has the requisite set of skills to serve as a Board member of Genzyme."

13. Please revise the biographical information of Dr. Denner so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise to clarify the gap or ambiguity regarding time in the five-year business sketch you provide for Dr. Denner for the year 2006.

     The proxy statement has been revised as follows:

     "Dr. Denner's principal occupation is serving as Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III are private investment funds. Dr. Denner has served in this position since August 2006. Dr. Denner's previous employment was serving as a portfolio manager specializing in healthcare investments for Viking Global Investors from April 2005 to May 2006."

Voting Procedures
-----------------

14. Please describe the provisions of the company's governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made "timely" and whether the Icahn Parties are in compliance with any of the provisions in such governing instruments.

     The proxy statement has been revised as follows:

     "Article I, Section 5, of Genzyme's Amended and Restated Bylaws, effective May 24, 2007, provide that Shareholder nominations of directors may be made by " any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this section." On February 19, 2009 the Icahn Parties, record holders of Common Stock, delivered timely notice in accordance with the foregoing, notifying Genzyme that the Icahn Parties intend to nominate and will seek to elect at the Annual Meeting - Dr. Stephen Burakoff, Dr. Alexander J. Denner, Mr. Carl C. Icahn and Dr. Richard Mulligan as members of the board of directors of Genzyme."

Cost and Method of Solicitation
-------------------------------

15. Please identify all persons who will be soliciting proxies. To the extent applicable, please also identify as "participants" any persons who will be engaged in the solicitation of proxies and provide the information required for each such named participant. Refer to Instruction 3 to Item 4 of
     Schedule  14A  and  Item  5  (b)  of  Schedule  14A.

     The proxy statement has been revised accordingly.

16.  Please  provide  all  of the information specified in Item 4(b) of Schedule
     14A.

     The proxy statement has been revised as follows:

     "Pursuant to an Agreement dated [ ] Icahn Capital has retained D.F. King & Co., Inc. ("D.F. King") to conduct the solicitation, for which D.F. King is to receive a fee of up to [], plus expenses and a success fee of up to [ ]. Icahn Capital has agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to D.F. King pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to 100 persons to solicit proxies from Genzyme Shareholders for the Annual Meeting.

     The Icahn Parties will pay all costs associated with this solicitation. The Icahn Parties do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Genzyme."

17. It appears that you intend to solicit proxies via mail, courier services, Internet, advertising, telephone or telecopier or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of
     Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

     The Icahn Parties confirm the understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

18. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

     The Icahn Parties do not intend to solicit proxies via internet chat rooms.

Additional Information
----------------------

19. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that YOU ARE relying upon Rule 14a-5(c) to refer to this information. If SO, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

     The Icahn Parties intend to disseminate their proxy materials following the dissemination of the Company's proxy materials and accordingly intend to rely on Rule 14a-5(c).

     Each of the Filing Persons acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4365 or Marc Weitzen, Esq. at (212) 702-4388.


                                                     Very  truly  yours,


                                                     Tara L. Keating

cc:  Marc Weitzen, General Counsel